ARB IOT GROUP LIMITED

No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2

Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia

December 5, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Priscilla Dao and Kathleen Krebs

Re:	ARB IOT Group Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed November 2, 2022

File No. 333-267697

Ladies and Gentlemen:

We hereby submit the responses of ARB IOT Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated November 18, 2022, providing the Staff’s comments with respect to the Company’s Amendment No.1 to Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Form F-1

Cover Page

1.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: Our offering is contingent upon final approval of our NASDAQ listing. We have added this disclosure to the cover page of Amendment No. 2.

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Response: See our response to Comment #1. The consummation of our offering is contingent upon final approval of our NASDAQ listing.

Risks Related to This Offering and Ownership of Our Ordinary shares

We may experience extreme stock price volatility unrelated to our actual or expected operating performance..., page 30

3.	Please expand this risk factor to discuss any known factors particular to your offering that may add to this risk for potential rapid and substantial price volatility, such as your very small public float of 1,200,000 ordinary shares with the remaining 95% of your shares being held by your indirect parent, ARB Berhad.

Response: We have expanded the risk factor in Amendment No. 2 to discuss known factors particular to our offering.

U.S. Securities and Exchange Commission

December 5, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +603-2276 1143 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

ARB IOT Group Limited

By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

cc:	Kevin Sun, Esq.